

July 12, 2021

Guy Abramo
Chief Executive Officer
HireRight GIS Group Holdings, LLC
100 Centerview Drive, Suite 300
Nashville, Tennessee 37214

      Re: HireRight GIS Group Holdings, LLC
          Draft Registration Statement on Form S-1
          Submitted June 14, 2021
          CIK 0001859285

Dear Mr. Abramo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 14, 2021

Prospectus Summary, page 1

1. Please describe in the summary the key terms of the stockholders agreement and the income tax receivable agreement.

2. Please disclose in the "Overview" subsection the aggregate principal amount of your debt outstanding as of the most recently available date. In this regard, we note the amount was approximately $1.0 billion as of December 31, 2020.

Our Sponsors, page 12

3. Please disclose in the penultimate paragraph in this subsection that you intend not to

comply with certain corporate governance requirements due to your controlled company status under applicable corporate governance rules and summarize the requirements.

4.   Please disclose here the specific director nomination rights conferred on your Principal Stockholders by the Stockholders Agreement. Please make conforming revisions to the "Board Composition and Director Independence" disclosure beginning on page 100.

Risk Factors, page 20

5.   We note that goodwill accounts for more than 50% of the assets on your balance sheet and that goodwill increased from fiscal year 2019 to 2020 while your revenue declined over the same period by more than $100 million and your net loss widened by more than $20 million. Please add risk factor disclosure regarding the size of your goodwill valuation relative to the assets on your balance sheet or tell us why you believe this is unnecessary.

The Principal Stockholders control us, and their interests may conflict with ours or yours in the future, page 42

6.   Please expand this risk factor to address your expected status as a controlled company under applicable exchange rules and corporate governance standards and your present intention not to comply with certain corporate governance requirements.

We will be required to pay our existing owners for certain tax benefits, which amounts are expected to be material., page 48

7.   In this risk factor, you indicate that "[o]ur debt obligations and other financing transactions may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the TRA." Please describe the provisions in the Credit Agreements that restrict distributions from your subsidiaries to you. Please disclose the same on page 118.

Management's Discussion and Analysis
Factors Affecting Our Results of Operations
Economic Conditions and COVID-19, page 65

8.   Please tell us and expand your disclosure to provide a more detailed discussion of the impact of changes in economic factors and COVID-19 as material trends, risks and uncertainties that affected your income from operations for the year ended December 31, 2020. In your discussion, consider quantifying the adverse effect of changes in economic factors and from the pandemic on global employment and hiring in the labor market, and the degree to which the different types of customers, geographies, and industry sectors you serve were impacted. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K, and CF Staff Disclosure Guidance Topics 9 and 9A.

Management's Discussion and Analysis
Key Components of Our Results from Operations
Revenues, page 66

9.　You indicate that surcharge revenue, which makes up approximately 25% of your total revenue, are fees from third parties that are "predominantly charged to the Company's customers at cost." Please clarify for investors that you rely only on service revenue for cash from operations and clarify, if true, that the effect on operating income or loss related to revenue relates to service revenue and not total revenue.

Results of Operations
Comparison of Results of Operations for the Years Ended December 31, 2020 and December 31, 2019
Revenues, page 69

10.　Please tell us and discuss the key economic factors and impact of COVID-19, and known trends and uncertainties, on your revenues and cost of sales for the year ended December 31, 2020. For example, consider quantifying the decreases in the number of orders from your customers in labor markets in specific industries you serve, lost or had a significant reduction of business from key customers, and the effect of changes in pricing and volume. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K, and CF Disclosure Guidance Topics 9 and 9A.

Liquidity and Capital Resources
General, page 71

11.　You indicate that cash from operations, cash on hand, and borrowings are sufficient to meet operating requirements for the next 12 months. Please clarify whether this statement takes into account the payment due under the Tax Receivable Agreement, which you indicate will be material, and which you indicate that you intend to fund, in part, from cash flow from operations.

Critical Accounting Policies and Estimates
Valuation of Long-lived Assets including Goodwill, Intangible Assets and Estimated Useful Lives, page 74

12.　Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and are not at risk of failing. If your reporting unit is at risk of failing, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent test;

- the amount of goodwill allocated to the reporting unit;
- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the assumptions; and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Business, page 79

13. You disclose that differentiation in the marketplace resulted in your "highest annual new bookings in 2020 providing significant momentum heading into 2021." Please tell us and expand your disclosure to discuss how the company's highest annual new bookings in 2020 correlates to the 16.6% decrease in revenues in 2020, which you attribute "primarily due to the impact of COVID-19, which caused a decline in the volume of orders for our services" on page 69. In your discussion, please provide more detail on your long-term growth opportunities in light of recent trends in the labor market due to the pandemic and the uncertainties of the recovery which may impact your future results of operations. Refer to Item 303(b)(2)(i) and (ii), and CF Disclosure Guidance Topics 9 and 9A.

HireRight GIS Group Holdings, LLC Audited Financial Statements
For the Years Ended December 31, 2020 and 2019
Notes to Consolidated Financial Statements
Note 1. Organization, Basis of Presentation and Consolidation, and Significant Accounting Policies
Intangible Assets, net and Goodwill, page F-10

14. Please tell us your consideration of the potential impairment to goodwill and intangible assets, and how you determined it was not more likely than not that the fair value was less than its' carrying amount. You disclose on page 65 that your "results of operations and cash flows for the year ended December 31, 2020 were adversely affected by the global reduction in employment and hiring." Although you disclose the company experienced some recovery during the second half of 2020 and into 2021, there remained significant uncertainties about the extent and timing of the recovery from the pandemic. These conditions are an indicator of potential impairment to your goodwill and intangible assets. Refer to the guidance for impairment testing contained in ASC 350-30-35, and ASC 360-10-35-17 and 35-35.

Note 16. Revenues, page F-29

15. Please tell us your consideration of reporting revenue gross as a principal versus net as an agent for surcharge revenue. We note that the fees charged to your customers for the collection of data from federal, state and local jurisdictions, which are required to fulfill the company's performance obligations, are generally at a cost. In your response, please

explain whether the cost-based fees include pass through costs from federal, state and local jurisdictions for the providing of data and reports. Also, please explain whether the data collection is a specified service to be delivered to the customer as part of the company's performance obligations. Refer to ASC 606-10-55-36 through 55-40.

 You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services